SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 12, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

c o m p a n h i a d e s a n e a m e n t o b á s i c o d o e s t a d o d e s ã o p a u l o – sabesp

THE BOARD OF DIRECTORS’ PROPOSAL

Dear Shareholders:

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP submits this proposal about the items of the Agenda for the Extraordinary General Meeting’s analysis, as provided for by Article 12 of the Bylaws:

To amend the Bylaws, in compliance with the Sarbanes-Oxley Act, with a view to establishing the Audit Comitee, by including Articles 17, 18, 19, 20, 21,22, 23 and 24, and renumbering the subsequent articles.

The following wording is proposed to those articles:

ARTICLE 17 – The Company shall have an Audit Committee composed of three Board of Directors’ Members, cumulatively meeting the requirements of independence, expertise and time availability.

Paragraph 1 – A Board of Directors’ member shall be deemed as independent if:

a) He/she does not maintain any other professional, functional or contractual relationship with the Company or its subsidiaries, controlled companies or affiliates, except for the participation in the capital stock or the condition as utilities user;

b) He/she does not maintain any professional, functional or contractual relationship with legal entities providing goods or rendering services to the Company or its subsidiaries, controlled companies or affiliates;

c) He/she does neither maintain stable union nor being a spouse or an up-to-second level relative of the managers of the Company or its subsidiaries, controlled companies or affiliates, nor of any individual classified under the situations described above.

Paragraph 2 – In addition to meeting the provision of the previous paragraph, at least, one of the Board Members integrating the Audit Committee shall:

a) neither maintain nor have maintained for the past three years, any professional, functional or contractual relationship with the direct or indirect São Paulo State Public Administration, except for any participation in the capital of controlled companies or the condition as utilities user;

b) neither have any professional, functional or contractual relationship with legal entities supplying goods or performing services to the direct or indirect São Paulo State Public Administration;

c) neither maintain any stable union nor being a spouse or an up-to-second level relative of an individual classified under the situations described in the previous items.

Paragraph 3 – All members of the Audit Committee shall have sufficient expertise in accounting and financial issues, and at least, one of them should have knowledge in the Generally Accepted Accounting Principles (US-GAAP), including experience with analysis, preparation and appraisal of financial statements and internal controls, and policies for disclosure of information to the market.

Paragraph 4 – The minimum time availability required from each Audit Committee member will correspond to thirty (30) hours per month.

ARTICLE 18 – The Audit Committee’s members may be simultaneously appointed for election to the Board of Directors or by a subsequent decision of the Board of Directors itself.

Sole paragraph – The Audit Committee’s members will perform their duties for the respective term of office of Board of Directors, or as otherwise resolved by the General Meeting or the Board of Directors itself.

ARTICLE 19 – It shall be incumbent upon the Audit Committee:

a) to analyze and recommend the contracting of an independent audit company to the Board of Directors, including the parameters to set forth the respective compensation and other conditions to render the services;

b) to propose by justification the replacement of the independent audit company;

c) to previously voice an opinion on the contracting of other services from the independent audit company or from companies bound thereby, services of which are not included in the usual audit activities;

d) at any time voice an opinion on the performance of the accounting and internal audit departments, by proposing to the Board of Executive Officers the measures deemed appropriate;

e) directly communicating with the internal and independent auditors, by monitoring their respective work together with the Economic-Financial Executive Board;

f) to examine the internal and independent auditors’ reports before submitting them to the Board of Directors;

g) to ensure the proper use of the material resources made available to the internal auditors;

h) to monitor the preparation and voice an opinion on the quarterly balance sheets and the financial statements, seeking to assure their accurateness and quality;

i) to permanently evaluate the accounting practices, the internal process and controls adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies and proposing the improvements deemed necessary;

j) to monitor the Company’s compliance activities;

k) to request the contracting of specialized services to support the activities of the Audit Committee, whose compensation shall be borne by the Company according to its annual approved budget;

l) to receive and process third parties´ denouncements and complaints on accounting, internal accounting controls and audit issues.

Paragraph 1 – The Audit Committee shall resolve by majority vote, without prejudice to its members´ right to individually request information and examine the Company’s books, documents and papers.

Paragraph 2 – The reports prepared by the internal auditors and the independent audit company shall be always sent simultaneously to the Board of Executive Officers and the Audit Committee’s members.

ARTICLE 20 – The Audit Committee shall prepare its Charter, submitting it to the Board of Directors´ approval.

Sole paragraph – The Charter may increase the Audit Committee’s powers, and it will further establish the performance of the periodic meetings, the form to register its opinions and resolutions, in addition to other matters related to the good development of the work.

ARTICLE 21 – The compensation of the Audit Committee’s members shall be different from those of the other Board of Directors’ Members, in view of their longer time spent and responsibilities assumed.

ARTICLE 22 – The Audit Committee shall have its own annual budget approved by the General Meeting, by proposal of the Board of Directors.

Sole paragraph – The Board of Executive Officers shall immediately make available the funds requested by the Audit Committee to perform its duties, up to the limit of budget approved.

ARTICLE 23 – By a decision of the Board of Directors, other Committees may be established to perform specific activities, under the coordination of a Board Member. The participation of other individuals who are non-Board Members is also allowed.

Article 24 – The Audit Committee shall be installed within no later than thirty (30) days after the performance of the Annual General Meeting resolving on the financial statements for the fiscal period of 2005.

Sole paragraph – While the Audit Committee is not installed, its duties shall be jointly performed by all Board of Directors’ Members. The compliance with the independence requirement provided for in paragraph 1, expertise and time availability requirements provided for in paragraphs 3 and 4 of Article 17, shall be temporarily waived, and the different compensation provided for in Article 21, all derived from these Bylaws, shall be withdrawn.

We are at the entire disposal of the Shareholders to provide the necessary clarifications.

São Paulo, June 28, 2005.

MAURO GUILHERME JARDIM ARCE
CHAIRMAN OF THE BOARD OF DIRECTORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 12, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.